CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2005

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release December 28,2005 at 9:45

UPM’s non-recurring items in 2005

In 2005, UPM’s non-recurring costs are approximately EUR 94 million net. In the last quarter of 2005, non-recurring charges of approximately EUR 261 million will be booked in operating profit.

In UPM’s paper divisions, an impairment charge of approximately EUR 155 million related to the production facilities at Miramichi magazine paper mill in Canada as well as a one-time write-off of EUR 8 million related to the rebuild of the paper machine at Nordland fine paper mill in Germany will be booked in the last quarter. In Wood Products Division, an impairment charge of EUR 25 million related to the fixed assets of sawmills in Finland and a provision of EUR 16 million related mainly to operations in France will be booked. A fine of EUR 57 million concerning antitrust activities in Rosenlew’s plastic industrial sack business, announced earlier, will be booked as non-recurring item.

Of all UPM’s non-recurring items of 2005, charges of EUR 253 million net will be booked in operating profit, income of EUR 101 million after operating profit and income of EUR 58 million in taxes.

For further information please contact:

Mr Olavi Kauppila, Senior Vice President, Investor Relations,

tel. +358 204 15 0658

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2005	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations